SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 24 2012
03 REGISTRATIONS BRANCH

SECUR 12011908 ION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 50786

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Comprehensive Programs, Inc. D/B/A CPI Capital, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

513 Centennial Blvd.
(No. and Street)

Voorhees (City) | New Jersey (State) | 08043 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Gary DeVicci | (856) 874-1250 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

5 Vaughn Drive (Address) | Princeton (City) | NJ (State) | 08540 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/12/12

OATH OR AFFIRMATION

I, Gary DeVicci, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc., as of December 31, 2011, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA PILONE
NOTARY PUBLIC OF NEW JERSEY
My Commission Expires 1/30/2013

Notary Public

Signature

President

Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

COMPREHENSIVE PROGRAMS, INC.
D/B/A CPI CAPITAL

Statement of Financial Condition

December 31, 2011

With Independent Auditors' Report

Comprehensive Programs, Inc.
D/B/A CPI Capital
Table of Contents
December 31, 2011

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

We have audited the accompanying statement of financial condition of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2011. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above present fairly, in all material respects, the financial position of Comprehensive Programs, Inc. D/B/A CPI Capital, Inc. as of December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

WithumSmith+Brown, PC

Princeton, New Jersey
February 16, 2012

Comprehensive Programs, Inc.
D/B/A CPI Capital
Statement of Financial Condition
December 31, 2011

Assets

Cash and cash equivalents	$	10,818
Certificate of deposit		70,786
Restricted cash		26,593
Commissions and other fees receivable		41,951
Prepaid expenses and other assets		6,519
Due from parent		385,214
	$	541,881

Liabilities and Stockholder's Equity

Liabilities		
Accrued commissions payable to agents	$	30,028
Accounts payable and accrued expenses		1,185
Total liabilities		31,213
Stockholder's equity		
Common stock, no par; 1,000 shares authorized, 100 shares issued and outstanding		100
Additional paid-in capital		50,000
Retained earnings		460,568
Total stockholder's equity		510,668
	$	541,881

The Notes to Financial Statements are an integral part of this statement.

1. Summary of Significant Accounting Policies

Significant accounting policies followed by the Company in the preparation of the accompanying financial statements are summarized below.

Nature of Business Operations
The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company brokers securities transactions for investment: mutual funds (49%), variable life insurance (1%), annuity products (30%), and provides investment advisory services (20%). The percentages represent share of total commission revenue for the year ended December 31, 2011.

The Company is a 100% owned subsidiary of Comprehensive Insurance Programs, Inc. whose principal business activity is brokering insurance products that do not have an investment aspect.

Cash equivalents
Cash equivalents consist of certificates of deposit maturing within three months.

Revenue Recognition
Investment advisory fees calculated as a percentage of assets under management are recognized ratably over the term of the contract. These fees are collected by a custodian and remitted to the Company. Fees for financial planning services calculated on an hourly basis are recognized as the services are provided. Fees received in advance and not yet earned are recorded as unearned fees on the statement of financial condition. Commissions are recognized as income based on the trade date of the transaction.

Commissions Receivables
Commissions receivable represent amounts due from the Company's clearing firm, and other mutual fund companies, for securities transactions that were traded prior to the year end. Commissions receivable are stated at the full amount of the commissions and other servicing fees charged to its customers to broker securities transactions. The Company considers commissions receivable to be substantially all collectible. Accordingly, no allowance for doubtful accounts is required at December 31, 2011.

Income taxes
The Company has elected S corporation status, for federal and state purposes. Earnings and losses are included in the income tax return of the stockholder and taxed depending on its tax situation. Accordingly, the Company does not incur income tax obligations, and the financial statements do not include a provision for income taxes.

The Company adopted the application of "*Accounting for Uncertainty in Income Taxes*" for its fiscal year beginning January 1, 2009. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits at December 31, 2011. In addition, the Organization has no income tax related penalties or interest for the period in question.

The Company files tax returns in the U.S. federal jurisdiction and New Jersey. The Company files its federal return as part of a group that files a consolidated tax return with its parent company. The Company has no open years prior to December 31, 2008.

Use of Estimates
The presentation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Concentrations

At December 31, 2011, commissions receivable from one company represented 55% of total commission and other fees receivable. Three broker/dealer representatives received approximately 83% of total commission expenses during the year.

The Company maintains its cash balances in several accounts at one financial institution. Accounts at the institution are insured by the Federal Deposit Insurance Corporation up to $250,000. Balances in the accounts at times exceed the insurable limit. Since the Company maintains its cash balances at a high quality credit institution, it does not believe it is exposed to any significant credit risk on its cash balances.

2. Related Party Transactions

The Company and its parent make non-interest bearing advances to each other for working capital purposes, as required. The amount due from its parent was $385,214 at December 31, 2011. The parent provides certain services to the Company for which it is charged management fees. The parent charged the Company for a portion of certain shared operating expenses such as rent, telephone and office expenses. The parent reimbursed the Company for commission expenses.

3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15-c3-1), which requires the maintenance of minimum net capital, and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2011, the Company had net capital of $105,420, which was $55,420 in excess of the required net capital of $50,000. The Company's net capital ratio was .30 to 1 at December 31, 2011.

4. Restricted Cash

The Company maintains a depository account with its clearing brokers, in the amount of $26,593 at December 31, 2011 pursuant to its clearing agreements.

5. Retirement Plan

The Company has a defined contribution 401(k) plan. Substantially all employees are eligible to participate.

6. Regulation

The Company is registered as a broker-dealer with the SEC. The securities industry in the United States is subject to extensive regulation under both federal and state laws. The SEC is the federal agency responsible for the administration of the federal securities laws. Much of the regulation of broker-dealers has been delegated to self-regulatory organizations, such as the Financial Industry Regulatory Authority (FINRA), which has been designated by the SEC as the Company's primary regulator. These self-regulatory organizations adopt rules, subject to approval by the SEC, that govern the industry and conduct periodic examinations of the Company's operations. The primary purpose of these requirements is to enhance the protection of customer assets. These laws and regulatory requirements subject the Company to standards of solvency with respect to capital requirements, financial reporting requirements, record keeping and business practices.

Securities firms are also subject to regulation by state securities administrators in those states in which they conduct business.

7. Fair Value

Effective January 1, 2008 the Company adopted pronouncements on Fair Value Measurements. Subsequent pronouncements provided a one year deferral of the effective date for non-financial assets and non-financial liabilities, except for those that are recognized or disclosed in the financial statements as fair value at least annually. Therefore, the Company has adopted the pronouncements with respect to its financial assets and liabilities only. The pronouncements define fair value, establish a framework for measuring fair value under generally accepted accounting principles and enhance disclosure about fair value measurements. Fair value is defined under the pronouncements as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participations on the measurement date. Valuation techniques used to measure fair value under the pronouncements must maximize the use of observable inputs and minimize the use of unobservable inputs. The standard describes a fair value hierarchy based on three levels of inputs, of which the first two are considered observable and the last unobservable, that may be used to measure fair value are the following:

- Level 1 – Quoted prices in active markets for identical assets or liabilities.
- Level 2 – Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices for similar assets or liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities.
- Level 3 – Unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

In accordance with the pronouncements, the following table represents the Company's fair value hierarchy for its financial asset measured at fair value on a recurring basis as of December 31, 2011:

	Level 1	**Total**
Certificate of deposit	$ 70,786	$ 70,786

8. Subsequent Events

The Company evaluated subsequent events through February 22, 2011, which is the date the financial statements were available to be issued. Based on this evaluation, the Company has determined that no subsequent events have occurred, which require disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

WithumSmith+Brown, PC
Certified Public Accountants and Consultants

5 Vaughn Drive
Princeton, New Jersey 08540 USA
609 520 1188 . fax 609 520 9882
www.withum.com

Additional Offices in New Jersey,
New York, Pennsylvania, Maryland,
Florida, and Colorado

Independent Auditors' Report on
Internal Control Required by SEC Rule 17a-5(g)(1)
for a Broker-Dealer Claiming an Exemption from Rule 15c3-3

To the Board of Directors,
Comprehensive Programs, Inc.
D/B/A CPI Capital

In planning and performing our audit of the financial statements and supplemental schedule of Comprehensive Programs, Inc. D/B/A CPI Capital (the "Company") as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are

safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2011, to meet the SEC's objectives.

This report recognizes that it is not practicable in an organization the size of CPI Capital to achieve all the divisions of duties and cross checks generally included in an internal control and that; alternatively, greater reliance must be placed on surveillance by management.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Withum Smith + Brown, P.C.

Princeton, NJ
February 16, 2012